

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

<u>Via E-mail</u>
Juan Miguel Ros Gutirrez
Chief Executive Officer
Sonora Resources Corporation
Cerro del Padre #11, Rinconada de los Pirules
Guadalupe Zacatecas Mexico 98619

    Re: Sonora Resources Corporation
              Form 10-K for Fiscal Year Ended November 30, 2012
              Filed February 7, 2013
              File No. 0-54268

Dear Mr. Gutirrez:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief